

02006930

AB VF 3-7-02

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UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2002

SEC FILE NUMBER
8- 49217

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Veritage Group, LLC
f/k/a The Lakeside Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Megonko Road
(No. and Street)

Natick, (City) MA (State) 01760 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Morris (508)416-1788
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris & Morris, P.C.
(Name — if individual, state last, first, middle name)

32 Kearney Road (Address) Needham Heights, (City) MA (State) 02494 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Jane Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veritage Group, LLC f/k/a The Lakeside Group, LLC, as of December 31, X19X2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Jane Morris
Signature

Managing Member
Title

Stephan A. Parker
Notary Public

This report** contains (check all applicable boxes):.

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITAGE GROUP, LLC
f/k/a THE LAKESIDE GROUP, LLC

FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION

Years Ended December 31, 2001 and 2000


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS


AICPA

The CPA. Never Underestimate the Value.SM


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC
f/k/a THE LAKESIDE GROUP, LLC

FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION

Years Ended December 31, 2001 and 2000

Contents


AICPA

The CPA.
Never Underestimate
the Value.SM


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2002

TO THE MEMBER
VERITAGE GROUP, LLC
f/k/a THE LAKESIDE GROUP, LLC
4 Megonko Road
Natick, MA 01760

We have audited the accompanying balance sheets of Veritage Group, LLC f/k/a The Lakeside Group, LLC as of December 31, 2001 and 2000, and the related statements of operations and comprehensive income, member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veritage Group, LLC f/k/a The Lakeside Group, LLC at December 31, 2001 and 2000, and the results of its operations, member's capital, and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Morris + Morris, P.C.

Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02194 • (781) 455-6900 • Fax (781) 455-6902


AICPA


MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC
f/k/a THE LAKESIDE GROUP, LLC

BALANCE SHEETS

	December 31	
	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash and Equivalents	$ 61,380	$ 35,870
Marketable Securities, at Market	2,637	1,650
Accounts Receivable	10,000	12,500
TOTAL CURRENT ASSETS	74,017	50,020
PROPERTY AND EQUIPMENT, at Cost	37,198	16,719
Less: Accumulated Depreciation	(8,734)	(7,700)
	28,464	9,019
DEPOSIT	650	-
INVESTMENT IN LIMITED PARTNERSHIP, at Fair Value (at Cost, $20,327 in 2001 and $28,663 in 2000)	18,400	112,000
TOTAL ASSETS	$ 121,531	$ 171,039
LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES:		
Accounts Payable and Accrued Expenses	$ -	$ 520
Note Payable - Other	18,630	-
TOTAL CURRENT LIABILITIES	18,630	520
MEMBER'S CAPITAL	102,901	170,519
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 121,531	$ 171,039

The accompanying notes and independent auditors' report are an integral part of these financial statements.


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC
f/k/a THE LAKESIDE GROUP, LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years Ended December 31	
	2001	2000
REVENUES	$ 546,993	$ 426,653
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:		
Professional Expenses	169,532	123,898
General and Administrative	19,897	13,448
Travel and Entertainment	62,639	9,112
Utilities	15,572	8,111
Depreciation	5,809	3,359
TOTALS	273,449	157,928
INCOME FROM OPERATIONS	273,544	268,725
OTHER INCOME (EXPENSE):		
Interest and Dividend Income	772	476
Gain on Sale of Investments	43,140	-
(Loss) on Disposal of Equipment	(1,471)	-
	42,441	476
NET INCOME	315,985	269,201
OTHER COMPREHENSIVE INCOME (LOSS):		
Change in Unrealized Holding Gain (Loss) on Investments	(84,463)	77,294
COMPREHENSIVE INCOME	$ 231,522	$ 346,495

The accompanying notes and independent auditors' report are an integral part of these financial statements.


AICPA
The CPA.
Never Underestimate
the Value.℠


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC
f/k/a THE LAKESIDE GROUP, LLC

STATEMENTS OF MEMBER'S CAPITAL

Years Ended December 31, 2001 and 2000

	Member's Capital (Deficit)	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Totals
Year Ended December 31, 2000					
Beginning Balance, January 1, 2000	$ (329,062)	$ 75,000	$ 6,356	$ 297,853	$ 50,147
Add: Capital Contributions	20,580	-	-	-	20,580
Add: Net Income	-	-	-	269,201	269,201
Add: Unrealized Gain on Investment	-	-	77,294	-	77,294
Deduct: Distribution to Members	(246,703)	-	-	-	(246,703)
Ending Balance, December 31, 2000	$ (555,185)	$ 75,000	$83,650	$ 567,054	$170,519
Year Ended December 31, 2001					
Beginning Balance, January 1, 2001	$ (555,185)	$ 75,000	$83,650	$ 567,054	$170,519
Add: Capital Contributions	15,000	-	-	-	15,000
Add: Net Income	-	-	-	315,985	315,985
Add: Unrealized (Loss) on Investment	-	-	(84,463)	-	(84,463)
Deduct: Distribution to Member	(314,140)	-	-	-	(314,140)
Ending Balance, December 31, 2001	$ (854,325)	$ 75,000	$ (813)	$ 883,039	$102,901

The accompanying notes and independent auditors' report are an integral part of these financial statements.


AICPA


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC
f/k/a THE LAKESIDE GROUP, LLC

STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash Received from Customers	$ 549,493	$ 414,153
Cash Paid for Operating Expenses	(268,810)	(154,049)
Interest and Dividend Income Received	772	476
Net Cash Provided by Operating Activities	281,455	260,580
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash Received from Sale of Investments	51,290	-
Cash Paid for Property and Equipment	(26,725)	(4,987)
Cash Paid for Investment in Limited Partnership	-	(6,000)
Net Cash Provided by (Used for) Investing Activities	24,565	(10,987)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Member	(314,140)	(246,703)
Cash Received from Loan Proceeds	18,630	-
Capital Contributions Received	15,000	20,580
Net Cash (Used for) Financing Activities	(280,510)	(226,123)
NET INCREASE IN CASH AND EQUIVALENTS	25,510	23,470
CASH AND EQUIVALENTS, Beginning of Year	35,870	12,400
CASH AND EQUIVALENTS, End of Year	$ 61,380	$ 35,870

The accompanying notes and independent auditors' report are an integral part of these financial statements.


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC
f/k/a THE LAKESIDE GROUP, LLC

STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31	
	2001	2000
RECONCILIATIONS OF COMPREHENSIVE INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Comprehensive Income	$ 231,522	$ 346,495
Adjustments to Reconcile Comprehensive Income to Net Cash Provided by Operating Activities:		
Unrealized Holding (Gain) Loss on Investments	84,463	(77,294)
Depreciation	5,809	3,359
(Gain) on Sale of Investments	(43,140)	-
Loss on Disposal of Equipment	1,471	-
Changes in Assets and Liabilities:		
Decrease (Increase) in Accounts Receivable	2,500	(12,500)
(Increase) in Deposits	(650)	-
(Decrease) Increase in Accounts Payable and Accrued Expenses	(520)	520
Total Adjustments	49,933	(85,915)
Net Cash Provided by Operating Activities	$ 281,455	$ 260,580

The accompanying notes and independent auditors' report are an integral part of these financial statements.


AICPA

The CPA.
Never Underestimate
the Value.SM


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC
f/k/a THE LAKESIDE GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2001 and 2000

A. THE COMPANY AND NATURE OF ITS OPERATIONS:

Veritage Group, LLC f/k/a The Lakeside Group, LLC (the Company) was formed on February 29, 1996 as a Delaware Limited Liability Company. The Company is engaged generally in the business of placing private securities with institutional investors. The Company's latest date of dissolution is March 20, 2026.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Methods of Accounting

The financial statements have been prepared using the accrual-basis method of accounting. The Company utilizes the cash-basis method of accounting for income tax reporting purposes.

2. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at December 31, 2001 and 2000, and the reported amounts of revenues and expenses for the years then ended. Actual results and amounts may differ from the estimates made in the preparation of these financial statements.

3. Cash and Equivalents

The Company invests certain cash in excess of operating requirements into money market accounts of financial institutions. The carrying amounts approximate fair market value because of the short-term nature of these securities. For the purpose of the statements of cash flows, the Company considers all short-term cash investments with a maturity of ninety days or less to be cash equivalents.


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

4. Marketable Securities

The Company utilizes Statements of Financial Accounting Standards ("SFAS") No. 115 - "Accounting for Certain Investment in Debt and Equity Securities" to account for Marketable Securities. The Company considers all marketable debt and equity securities available for sale and, accordingly, Marketable Securities are stated at fair market value in the financial statements. Unrealized holding gains and losses are included as a component of member's capital, until realized.

5. Uncollectible Accounts

For financial reporting purposes, the Company utilizes the reserve method to account for possible uncollectible accounts. Accounts deemed to be uncollectible are written off in the year that the account becomes uncollectible. The direct write-off method is utilized for income tax reporting purposes.

6. Property and Equipment

Property and Equipment is recorded at cost. Major replacements and betterments to equipment are capitalized, whereas routine maintenance, repairs and minor replacements are charged as incurred.

Depreciation expense is computed using the estimated lives of individual assets as follows:

	Number of Years
Office Furniture and Equipment	5


AICPA


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

7. Investments

The Company's investments consist of an investment in a limited partnership which is stated at fair value, as determined in good faith by the Member Manager. The Member Manager's valuation of fair value is based on the most recent available information provided to the Company by the limited partnership. The fair value of the investment does not necessarily represent the amounts that may ultimately be realized, since such amounts depend upon future circumstances and cannot reasonably be determined until the investment is liquidated.

Distributions from Portfolio Funds in the form of cash or securities are recorded when received. Securities received as distributions from Portfolio Funds are stated at fair value on the date of distribution.

Realized and unrealized gains and losses on investment transactions are determined on a specific identification method and are reflected in the statements of operations and comprehensive income.

8. Federal and State Income Taxes

The Company is organized as a Limited Liability Company (LLC). Under the provisions of the Internal Revenue Code for LLC's, the Company is treated as a Sole Proprietorship for income tax reporting purposes and, therefore, is not subject to income taxes. Income or losses of the Company are includable in the Member's individual income tax returns, on a pro-rata basis.

9. Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 130 - Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and displaying comprehensive income which is composed of net income and changes in unrealized holding gains/losses in securities.


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC
f/k/a THE LAKESIDE GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2001 and 2000

C. CONCENTRATION OF CREDIT RISK:

During the years ended December 31, 2001 and 2000, the Company performed a significant amount of work for six (6) unrelated customers. The amounts related to these significant customers included in the accompanying statements of operations and balance sheets are as follows:

	Revenues for the Years Ended December 31		Accounts Receivable as of December 31	
	2001	2000	2001	2000
Customer A	$ 177,941	$ -	$ -	$ -
Customer B	145,963	126,756	-	-
Customer C	75,181	-	10,000	-
Customer D	-	80,000	-	2,500
Customer E	-	70,000	-	10,000
Customer F	-	42,600	-	-

The Company maintains its cash in various accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.


AICPA


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

D. MARKETABLE SECURITIES:

Marketable securities, available for sale, are summarized as follows:

	December 31, 2001			December 31, 2000		
	Cost	Unrealized Gains (Losses)	Fair Value	Cost	Unrealized Gains (Losses)	Fair Value
Common Stock:	$ 1,522	$ 1,114	$ 2,636	$ 1,337	$ 313	$ 1,650

	December 31 2001	December 31 2000
Common Stock:		
Unrealized Gains	$ 1,674	$ 313
Unrealized (Losses)	(560)	-
Net Unrealized Gain	$ 1,114	$ 313

E. INVESTMENT IN LIMITED PARTNERSHIP:

During 2001, the Company invested in a limited partnership whose principal purpose is private equity investing. At December 31, 2001 and 2000, the Company had a 4.92% and 4.92% ownership interest therein, respectively. At December 31, 2001 and 2000, the fair value of the Company's investment in the limited partnership was estimated at $18,400 and $112,000, respectively.

F. NOTE PAYABLE - OTHER:

At December 31, 2001, the Company had a demand note payable to an unrelated party in the amount of $18,630, with interest calculated thereon at the prime rate per annum on the average outstanding balance. The note is intended to be paid within the current period and, accordingly, note payable - other is classified as current.


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC
f/k/a THE LAKESIDE GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2001 and 2000

G. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both, as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $45,387 and $37,000, respectively, which was $40,387 and $32,000, respectively, in excess of its required net capital of $5,000. At December 31, 2001 and 2000, the Company's ratio of aggregate indebtedness to net capital was 0.41 to 1 and 0 to 1, respectively. In addition, the Company has informally agreed with the NASD that it will maintain minimum net capital of $6,000.


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

Our audits of the financial statements of Veritage Group, LLC f/k/a The Lakeside Group, LLC at December 31, 2001 and 2000, and for the years then ended, were intended primarily for the purpose of formulating an opinion on the basic financial statements taken as a whole.

The additional information presented in the following pages has been taken primarily from accounting and other records of the Company and is not necessary for fair presentation of its financial position, results of its operations or its cash flows in order to be in conformity with generally accepted accounting principles. The additional information has not been subjected to tests and other auditing procedures sufficient to enable us to express an opinion as to the fairness of the details included therein and, accordingly, we do not express an opinion on the additional information.

Morris & Morris, P.C.
Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02194 • (781) 455-6900 • Fax (781) 455-6902


AICPA



VERITAGE GROUP, LLC
f/k/a THE LAKESIDE GROUP, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	December 31 2001	December 31 2000
Net Capital:		
Total Member's Capital	$ 102,901	$ 170,519
Deduct Nonallowable Assets:		
Accounts Receivable	10,000	12,500
Property and Equipment, Net	28,464	9,019
Deposit	650	-
Investment in Limited Partnership	18,400	112,000
	57,514	133,519
Net Capital	$ 45,387	$ 37,000
Aggregate Indebtedness	$ 18,630	$ 520
Computation of Basic Net Capital Requirement:		
Minimum Net Capital required - 6 2/3% of total aggregate indebtedness, but not less than $5,000	$ 5,000	$ 5,000
Excess of Net Capital over Requirement	$ 40,387	$ 32,000
Ratio: Aggregate Indebtedness to Net Capital	0.41 to 1	0 to 1

There are no material differences from the above computations and the Company's corresponding unaudited Part II-A filings of December 31, 2001 and 2000.


AICPA
The CPA.
Never Underestimate
the Value.℠


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC
f/k/a THE LAKESIDE GROUP, LLC

EXEMPTION UNDER RULE 15c3-3

Years Ended December 31, 2001 and 2000

The Company claims exemption under the provisions of Rule 15c3-3(k)2(i), since the Company is a broker/dealer engaged in the business of raising funds for private placements.


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Member
Veritage Group, LLC
f/k/a The Lakeside Group, LLC

In planning and performing our audits of the financial statements of Veritage Group, LLC f/k/a The Lakeside Group, LLC (the Company) for the years ended December 31, 2001 and 2000, we considered its internal control structure in order to determine our auditing procedures, for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Veritage Group, LLC f/k/a The Lakeside Group, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph; and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

32 Kearney Road • Needham Heights, MA 02194 • (781) 455-6900 • Fax (781) 455-6902


AICPA


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5
(Continued)

Because of inherent limitations in any internal control structure, or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2001 and 2000; and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the years ended December 31, 2001 and 2000.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Morris & Morris, P.C.

Certified Public Accountants


AICPA

The CPA.
Never Underestimate
the Value.SM